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SECUR [barcode] IISSION

05039495

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 049360

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 - 2005
1086

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CROSSHILL FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 WILSON BOULEVARD, SUITE 1850
(No. and Street)

ARLINGTON (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART J. YARBROUGH (703) 526-1340
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/21/05
SS

OATH OR AFFIRMATION

I, STUART J. YARBROUGH, swear (or to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of CROSSHILL FINANCIAL GROUP, INC., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

Signature

President

Title

Notary Public

RAQUEL B. GONZAGA
Notary Public, District of Columbia
My Commission Expires: 9|15|2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CrossHill Financial Group Inc

We have audited the accompanying statement of financial condition of CrossHill Financial Group Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CrossHill Financial Group Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 24, 2005

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 19,117
Investments	10,200
Income taxes receivable	65,192
Furniture and equipment	2,805
Total assets	$ 97,314

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expanses	$ 2,500	
Stockholders' equity		
Common stock		20
Additional paid in capital		340,859
Retained earnings (deficit)		(227,361)
Treasury stock		(18,704)
Total stockholders' equity		94,814
Total liabilities and stockholders' equity		$ 97,314

See accompanying notes to financial statements.

CROSSHILL FINANCIAL GROUP INC.

ARLINGTON, VA

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1 - ORGANIZATION

Organization

CrossHill Financial Group Inc. (CrossHill) a Delaware corporation, was organized in 1998 for the purpose of engaging in investment banking and related activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Depreciation

Office equipment, furniture and fixtures are recorded at cost and are depreciated using the double declining balance method and are shown net of $32,699 accumulated depreciation.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or receivable plus deferred taxes related primarily to differences between financial and income tax reporting for depreciation and other items which create recognition timing differences. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 - CASH AND CASH EQUIVALENTS

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At December 31, 2004, cash includes $19,017 in the Merrill Lynch Ready Asset Trust, a money market mutual fund.

(Continued)

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is affiliated with CrossHill Georgetown Capital, L.P. (CGC) and CrossHill Georgetown Management, LLC. (CGM) through common management and control. Due to CrossHill's level of activity relative to its affiliates, none of the common costs of the companies, such as office rent, are allocated to CrossHill.

NOTE 5 - COMMON STOCK

Common stock has $.01 par value and at December 31, 2004 there were 5,000 shares authorized of which 2,000 were issued and outstanding.

NOTE 6 - INVESTMENTS

At December 31, 2004, CrossHill had an equity investment which was not readily marketable and no market value was available, therefore, it is shown on the statement of financial condition at cost.

NOTE 7 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(I).

NOTE 9 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's aggregate indebtedness to net capital as of December 31, 2004, was .11 to 1. At December 31, 2004, the Company had net capital of $24,807 which was $19,807 in excess of its required net capital of $5,000.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
CrossHill Financial Group Inc.

In planning and performing our audit of the financial statements of CrossHill Financial Group Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathlof & Company, P.C.

February 24, 2005